SECURITIES AND EXCHANGE COMMISSION SEC
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

18006134

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCO Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325 East Camelback Road, 10th Floor
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Siegel (602) 778-6222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 West 5th Street, Suite 2700	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CCO CAPITAL, LLC
(F/K/A COLE CAPITAL CORPORATION)

(SEC I.D. No. 8-45375)

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES
AS OF DECEMBER 31, 2017,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Oversight Committee of CCO Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCO Capital, LLC (formerly Cole Capital Corporation) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 2014.

CCO Capital, LLC (F/K/A Cole Capital Corporation)

Statement of Financial Condition
As of December 31, 2017

ASSETS		
Cash and cash equivalents	$	2,197,385
Prepaid expenses		73,359
Accounts receivable		17,612
Due from affiliates		4,632,096
Total assets	$	6,920,452
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued compensation	$	527,216
Accounts payable and other accrued expenses		312,112
Due to affiliates		52,275
Total liabilities		891,603
Commitments and contingencies (Note 5)		
Stockholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized and 13,600 shares issued and outstanding		13,600
Contributed capital		85,557,324
Accumulated deficit		(79,542,075)
Total stockholder's equity		6,028,849
Total liabilities and stockholder's equity	$	6,920,452

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

CCO Capital, LLC (formerly known as Cole Capital Corporation) ("CCO Capital" or the "Company"), a Delaware limited liability company (formerly an Arizona Corporation) and wholly-owned subsidiary of CCO Group, LLC (formerly known as Cole Capital Advisors, Inc.) (the "Parent"), is licensed to operate as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). As of December 31, 2017, the Parent was wholly owned by VEREIT Operating Partnership, L.P. (the "OP"), and VEREIT, Inc. ("VEREIT") is the sole general partner of the OP and therefore indirectly owned and controlled the Company. Subsequent to December 31, 2017, CCA Acquisition, LLC, (together with CIM Group, LLC, "CIM") an affiliate of CIM Group, LLC, acquired all of the issued and outstanding shares of common stock of the Parent (the "Acquisition"). See Note 7 – Subsequent Events to the financial statements for additional detail relating to the Acquisition.

The Company serves as the dealer manager and sales agent, distributing shares of common stock for certain publicly registered real estate investment trusts (the "REITs"), advises them regarding offerings (the "Offerings"), manages relationships with participating broker-dealers and financial advisors, and provides assistance in connection with compliance matters relating to the Offerings.

The Company derives its revenues from selling commissions, dealer manager fees, and distribution and stockholder servicing fees for services relating to the Offerings. Additionally, during the year ended December 31, 2017 the Company was party to an expense-sharing agreement (the "Agreement") with Equity Fund Advisors, Inc. ("EFA"), an affiliate of the Company prior to the Acquisition, whereby certain expenses are incurred by EFA on behalf of the Company and reimbursed by the Company. See Note 3 – Related Party Transactions to the financial statements for further discussion. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different. Further, the Parent has advised the Company that it will make capital contributions to the Company for the foreseeable future, sufficient to support the Company's operations, and such capital contributions shall not be temporary.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (the "Rule") and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(i) of the Rule provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as broker-dealer, and does not hold funds or securities for or owe money or securities to customers.

Summary of significant accounting policies

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts, as well as investments in highly-liquid money market funds with original maturities of three months or less. The Company deposits cash at high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit of $250,000. At times, the Company's cash and cash equivalents may exceed federally insured levels. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Income Taxes

The Company, along with its Parent, has elected under the Internal Revenue Code of 1986 to be treated as a taxable REIT subsidiary of VEREIT. As such, the Company is subject to federal and state corporate income taxes and is included in the consolidated federal and certain combined or consolidated state tax return filings of its Parent.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities, which are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance, utilizing currently enacted tax laws and rates. The Company records a valuation allowance to reduce its deferred tax asset when it is "more-likely-than-not" that such amounts will not be realized.

The Company evaluates income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability in the current year. The Company recognizes interest and penalties related to unrecognized tax benefits ("UTBs") within the provision for income taxes line on the income statement and accrued interest and penalties related to UTBs within the related income tax liability line on the balance sheet. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2013. The Company has determined that there are no material uncertain income tax positions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Accrued Compensation, Accounts Payable and Accrued Expenses

Accrued compensation consists primarily of outstanding wholesaler draws, commissions, and bonuses earned by the Company's registered representatives during the period. Accounts payable and other accrued expenses consist of $142,428 for accrued distribution fees, $98,123 for accrued broker dealer fees, $40,182 for Financial Industry Regulatory Authority member fees and $31,379 for other accrued expenses.

Note 3. Related Party Transactions

Due from Affiliates

As of December 31, 2017, $4,632,096 was due from the REITs for services related to the Offerings.

Due to Affiliates

As of December 31, 2017, $6,957 was due to EFA related to compensation expenses already incurred, and $527,216 of accrued compensation will become due to EFA as incurred.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Exchange Act, the Company is required to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $1,305,782, which exceeded the minimum net capital requirement of $59,440 by $1,246,342. The Company's ratio of aggregate indebtedness to net capital was 0.68 to 1.

Note 5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company's business, that are likely to have a probable adverse effect on its results of operations and financial condition.

Note 6. Income Taxes

During the year ended December 31, 2017, the Company entered into a tax sharing agreement (the "TSA") with the Parent that provided for the allocation of the consolidated federal and state income tax provision or benefit between the Company and its Parent. For the year ended December 31, 2017, the Company, in accordance with the terms of the TSA, has computed its benefit from income taxes under the separate-return approach. Under this approach, the Company computes its provision for or benefit from income taxes as if it were filing separate federal and state income tax returns rather than consolidated income tax returns, which, except for certain state income tax filings, it actually files with its Parent. Based on the separate return approach, the Company has recorded a receivable of $4,084,488 recorded in due from affiliates in the accompanying statement of financial condition. In accordance with the terms of the TSA, the Company expects to settle the related receivable during the year ended December 31, 2018.

Note 7. Subsequent Events

The following events occurred subsequent to December 31, 2017:

Sale of Cole Capital

As described in Note 1 – Nature of Business and Summary of Significant Accounting Policies, on February 1, 2018, the Acquisition was completed. Immediately following the completion of the Acquisition, Cole Capital Advisors, Inc. and the Company were each converted into Delaware limited liability companies, Cole Capital Advisors, Inc.'s name was changed to CCO Group, LLC, and the Company's name was changed to CCO Capital, LLC. As a result of the Acquisition, CIM owns and/or controls CCO Group, LLC and its subsidiaries.

In addition, as part of the Acquisition, the OP and CCO Group, LLC entered into a services agreement (the "Services Agreement") pursuant to which the OP will continue to provide certain services to CCO Group, LLC or its affiliates, including operational real estate support. The OP will continue to provide such historical services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the REITs with respect to its 2018 fiscal year) and will provide consulting services as requested by CCO Group, LLC and research services through December 31, 2023, in each case subject to early termination (or, in some cases, extension) as described in the Services Agreement.